Exhibit 1

TONTINE MANAGEMENT, L.L.C.
55 Railroad Avenue, 1st Floor, Greenwich, CT 06830, (203) 769-2000
FAX: (203) 769-2011

CONFIDENTIAL

October 27, 2006

The Board of Directors
Wheeling-Pittsburgh Corporation
1134 Market Street
Wheeling, West Virginia 26003

Members of the Board:

Over the past two weeks, Tontine Management, L.L.C. (“Tontine”) has had an opportunity to spend a considerable amount of time with Wheeling-Pittsburgh Corporation (“Wheeling-Pittsburgh” or the “Company”) and the principal parties actively involved in change of control discussions with the Company.   Our interaction with the Company’s Board of Directors and senior executive management has provided us with an improved appreciation for the challenges facing the Board in connection with such change of control discussions as well as the overall strategic alternatives review process.  The Board’s task of balancing the interests of Wheeling-Pittsburgh’s shareholders with the Company’s numerous operational imperatives, the contractual rights and stated positions of the United Steelworkers (“USW”) and the rapidly changing strategic landscape in the global steel industry has clearly been a daunting exercise but one we have come to understand has been approached with due consideration.

We continue to firmly believe that, with the benefit of more time and capital, remaining independent is the most attractive alternative for the shareholders of Wheeling-Pittsburgh.  We are also, however, very cognizant of the substantial operational and strategic needs that the Company must address in the immediate future in order to remain a competitive enterprise over the long-term.  In light of such assessment and given the imbedded legal, timing and procedural constraints created by the process that has been established by the Board, we believe that, as a practical matter, the pursuit of the independence option is significantly challenged today.  Accordingly, in the absence of a bona fide proposal to acquire the Company outright for full and fair value, we have come to the view that, as of the date of this letter, the best course of action for the Company is to identify a strategic partner which can provide Wheeling-Pittsburgh with, among other things: (i) enhanced management capabilities, a more competitive cost structure and greater operational and financial discipline; (ii) access to an economically attractive, long-term slab supply arrangement; (iii) meaningful and ongoing investment capital; and (iv) an opportunity for significant, ongoing and equitable participation in the pro forma entity by the Company’s existing shareholders.

Given the above, and with the acknowledgement that, from our perspective, both the Companhia Siderurgica Nacional S.A. (“CSN”) and the Esmark Incorporated (“Esmark”) proposals continue to significantly understate the intrinsic value of Wheeling-Pittsburgh today on a change of control basis, we offer the following observations on each proposal as they currently stand.

•                  CSN: CSN has chosen to leave the original terms of its proposal substantially unchanged.  For the reasons articulated in our letter to the Board dated October 13, 2006, we continue to believe that the

CSN proposal, as currently structured, is very unattractive to the existing shareholders of the Company, despite certain long-term strategic benefits that it may offer Wheeling-Pittsburgh.

In terms of the Board’s decision, as announced on October 25, 2006, to enter into a definitive agreement with CSN in connection with such proposal, we do not support the Board’s actions and will vote against the proposal if it comes before the Company’s shareholders.

•                  Esmark: Esmark has meaningfully enhanced the terms of its prior proposal and, as a result, we have a considerably more favorable view of such proposal as it has been modified and more fully disclosed.  We believe Esmark has been very responsive to our stated concerns regarding existing shareholder dilution and equitable, ongoing participation by current shareholders in the pro forma enterprise.  In particular, Esmark’s proposed rights offering provides current Wheeling-Pittsburgh shareholders the opportunity to (i) more fully participate in the future potential of the Company and (ii)  effect such participation on the same basis that new equity capital is being purchased by Esmark investors.

We also have a much better appreciation for the totality of Esmark’s strategic vision for Wheeling-Pittsburgh, its proposed management organization and the potential economic benefits which could accrue to the Company as a result of cost structure and productivity enhancements derived from, among other things, Esmark’s (i) proposed strategic asset contribution; (ii) proposed (and tentatively  agreed to) revised terms to the USW collective bargaining agreement; and (iii) proposed slab supply arrangement.

In light of the above and based on the two proposals as they stand today, Tontine believes that the Esmark proposal provides the most attractive long-term economic value and ongoing participation opportunity to the current shareholders of Wheeling-Pittsburgh.  Accordingly, absent any changes in the facts or dynamics of the process or the current proposals, Tontine has concluded that it will support the Esmark slate of Directors at the Company’s 2006 Annual Meeting.

We would be happy to discuss any aspect of this letter with the Board at any point.

Thank you for your time and consideration.

Sincerely,

/s/ Jeffrey L. Gendell

Jeffrey L. Gendell
Managing Member